Exhibit (k)(4)
June 29, 2026
Robinhood Ventures Fund II
85 Willow Road
Menlo Park, CA 94025
Re: Robinhood Ventures Fund II – Organizational Costs
Ladies and Gentlemen:
Reference is made to the Robinhood Ventures Fund II Investment Advisory Agreement, dated May 21, 2026 (the “Advisory Agreement”), among Robinhood Ventures Fund II, a statutory trust organized under the laws of the State of Delaware (the “Fund”) and Robinhood Ventures DE, LLC, a Delaware limited liability company (the “Adviser”). The Adviser is a wholly-owned subsidiary of Robinhood Markets, Inc. (collectively with its subsidiaries “Robinhood”). Pursuant to Section 5 of the Advisory Agreement, to the extent Robinhood, as an affiliate of the Adviser, “(i) pays or otherwise bears the costs of any Fund expenses or (ii) advances amounts to the Fund on a temporary basis, the Fund shall reimburse the Adviser or such affiliate for the same.”
Notwithstanding anything to the contrary contained in the Advisory Agreement, including Section 5 thereof, by execution of this Organizational Costs Support and Reimbursement Letter Agreement between Robinhood, the Adviser and the Fund, Robinhood hereby agrees to pay and bear all organizational costs incurred by the Fund or incurred by Robinhood on the Fund’s behalf prior to an initial public offering of its common shares of beneficial interest. In the event the Fund does not consummate an initial public offering of its common shares of beneficial interest, Robinhood hereby agrees to irrevocably forebear its right to seek reimbursement from the Fund for such organizational costs. Additionally, any tax liabilities arising as a result of the arrangement covered by this agreement, will be borne solely by Robinhood, and as such, any reimbursement of such tax liabilities that may be due in accordance with the Tax Sharing Agreement dated May 12, 2026, Robinhood irrevocably will forego.
In the event that the Fund consummates an initial public offering of its common shares of beneficial interest, the organizational costs will be borne by the Fund immediately upon the consummation of such initial public offering and the Fund will reimburse Robinhood for such organizational costs from the proceeds received by the Fund from such initial public offering. As a result, the organizational costs will immediately reduce the NAV of each Share purchased in such initial public offering.
Robinhood, the Adviser and the Fund are willing to be bound by this letter agreement. This letter agreement is limited to the Fund’s organizational costs and will not preclude Robinhood, the Adviser or any affiliates from seeking reimbursement from the Fund for any other reimbursable expenses.

Very Truly Yours,

By:	/s/ Shiv Verma
Name: Shiv Verma
Title: Chief Financial Officer
ROBINHOOD MARKETS, INC.

ACCEPTED AND AGREED TO:
Robinhood Ventures Fund II

By:	/s/ Dara Bazzano
Name: Dara Bazzano
Title: Principal Financial Officer and Principal Accounting Officer, Duly Authorized

Robinhood Ventures DE, LLC

By:	/s/ Sarah Pinto
Name: Sarah Pinto
Title: Chief Investment Officer, Duly Authorized
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